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                                    EXHIBIT A



                    DIGITAL CREATIVE DEVELOPMENT CORPORATION
                       (FORMERLY ARTHUR TREACHER'S, INC.)

                          Summary Results of Operations

                             June 30, 2000 and 1999



                                                                              2000                      1999
                                                                              ----                      ----

Total revenues                                                          $13,557,272               $21,531,829

Total operating expenses                                                 14,482,761                26,571,148

Loss from operations                                                       (925,489)              (5,039,319)
                                                                             -------                ---------


Other expenses                                                             (228,809)                 (807,400)

                  Net loss                                               (1,154,298)               (5,846,719)

Undeclared preferred stock dividends                                       (122,280)                 (102,390)
                                                                          --------                    --------

                  Net loss for common shareholders                     $(1,276,578)               $(5,949,109)
                                                                        ==========                  ==========
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The Company's  reported total revenues of $13,557,272  for the fiscal year ended
June 30, 2000, a decrease of 37.0% or $7,974,557,  compared to  $21,531,829  for the fiscal year ended June 30, 1999. The decrease is primarily attributed to the franchising of 21 Company owned restaurants to existing franchisees in the three month  period  ended  September  26, 1999 and the  additional  franchising  of 6
Company  owned  restaurants  to existing  franchisees  in the three month period ended December 26, 1999 and the lease termination of two restaurants compared to the same period in the previous fiscal year.

The Company recognized a decrease in net restaurant sales (defined as gross restaurant sales less coupons, promotion cost and discounts) of 39.3% or $7,480,866, to $11,534,144 for the fiscal year ended June 30, 2000, compared to $19,015,010 for the fiscal year ended June 30, 1999. The decrease is primarily attributed to the franchising of 21 Company owned restaurants to existing franchisees in the first three month period ended September 26, 1999, the additional franchising of 6 Company owned restaurants to existing franchisees in the three month period ended December 26, 1999 and the lease termination of two restaurants compared to the same period in the previous fiscal year. While total net sales decreased 39.3%, same store net sales comparisons for stores operated for the full twelve months, decreased by 2.0% or $217,878 to $10,900,615 for the fiscal year ended June 30, 2000, compared to $11,118,493 for the fiscal year ended June 30, 1999.



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Franchise and other income  increased  48.2% or $468,982 to  $1,440,592  for the fiscal year ended June 30, 2000, compared to $971,610 for the fiscal year ended June 30, 1999. The increase was partially due to the timeliness of the receipt of marketing allowances from the Company's suppliers, and the amortization of the excess conversion funds from the change in the Company's major supplier. Other income form this conversion fund increased $242,253 to $323,004 for the fiscal year ended June 30, 2000, compared to $80,751 for the fiscal year ended June 30, 1999.

The Company's total costs and expenses decreased 45.5% or $12,088,387 to $14,482,761 for the fiscal year ended June 30, 2000, compared to $26,571,148 for the fiscal year ended June 30, 1999. The decrease is primarily attributed to the franchising of 21 Company owned restaurants to existing franchisees in the first three month period ended September 26, 1999, the additional franchising of 6 Company owned restaurants to existing franchisees in the three month period ended December 26, 1999 and the lease termination of two restaurants compared to the same period in the previous fiscal year.

Interest expense increased $53,081 or 30.2% to $228,809 for the fiscal year ended June 30, 2000, compared to $175,728 for the fiscal year ended June 30, 1999. The increase in interest expense was due to new debt taken on by the Company.

Depreciation and amortization decreased 38.3% or $460,944 to $743,377 for the fiscal year ended June 30, 2000, compared to $1,204,321 for the fiscal year ended June 30, 1999. The decrease is primarily attributed to the franchising of 21 Company owned restaurants to existing franchisees in the first three month period ended September 26, 1999 and the additional franchising of 6 Company owned restaurants to existing franchisees in the three month period ended December 26, 1999 and the lease termination of two restaurants compared to the same period in the previous fiscal year.

The Company considers earnings before interest, taxes, depreciation and amortization to be another important indicator of performance. For the fiscal year ended June 30, 2000, earnings before interest, taxes, depreciation and amortization increased by 97.3% or $2,363,843 to a loss of ($65,872) compared to a loss of ($2,429,715) for the fiscal year ended June 30, 1999. This improvement is partially attributed to the franchising of 27 Company owned restaurants and the lease termination of two restaurants compared to the same period in the previous fiscal year.